Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Simply Sakal Pte. Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Simply Sakal Pte. Ltd. (the “Company”) as of December 31, 2021 and 2022, and the related statements of operations income/(loss), changes in shareholders’ equity, and cash flows in each of the years for the two-year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the two-year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

San Mateo, California

December 11, 2023

F-1

SIMPLY SAKAL PTE. LTD.

BALANCE SHEETS

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
ASSETS
Current assets
Cash and bank balances	443,503	744,677	555,529
Accounts receivable, net	346,509	287,639	214,579
Prepayments	7,289	5,265	3,928
Short-term loan to a director	-	100,967	75,321
Total current assets	797,301	1,138,548	849,357

Property and equipment, net	20,042	25,198	18,798

Non-current assets
Intangible assets, net	147,743	337,876	252,056
Operating lease right-of-use assets, net	66,655	35,879	26,765
Deposits	18,161	18,134	13,528
Total non-current assets	232,559	391,889	292,349

Total assets	1,049,902	1,555,635	1,160,504

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans, current portion	49,812	51,525	38,438
Accounts payable	18,686	28,482	21,247
Accrued liabilities and other payables	64,322	71,949	53,674
Deferred government subsidies, current	8,354	8,354	6,232
Amount due to related parties	131,732	12,628	9,421
Operating lease obligation, current	41,447	25,050	18,688
Tax payable	28,335	48,143	35,915
Total current liabilities	342,688	246,131	183,615

Non-current liabilities:
Bank loans, non-current portion	133,256	81,759	60,992
Deferred government subsidies, non-current	27,062	18,708	13,956
Operating lease obligation, non-current	25,763	11,119	8,295
Total non-current liabilities	186,081	111,586	83,243

Total liabilities	528,769	357,717	266,858

SHAREHOLDERS’ EQUITY
Ordinary shares, 245,098 and 350,140 shares issued and outstanding as of December 31, 2021 and 2022, respectively	215,001	1,783,001	1,330,119
Shares to be issued	500,000	-	-
Accumulated deficit	(193,868)	(585,083)	(436,473)
Total shareholders’ equity	521,133	1,197,918	893,646

Total liabilities and shareholders’ equity	1,049,902	1,555,635	1,160,504

The accompanying notes are an integral part of these financial statements

F-2

SIMPLY SAKAL PTE. LTD.

STATEMENTS OF OPERATIONS INCOME/(LOSS)

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
Operating revenues	1,675,039	2,647,140	1,974,766
Cost of revenues	(1,050,681)	(1,952,869)	(1,456,840)
Gross profit	624,358	694,271	517,926

Operating expenses
Staff expenses	(603,682)	(992,258)	(740,225)
Depreciation and amortization expenses	(41,694)	(60,809)	(45,364)
General and administrative expenses	(155,421)	(257,472)	(192,074)
Total operating expenses	(800,797)	(1,310,539)	(977,663)

Loss from operations	(176,439)	(616,268)	(459,737)

Other income (expense):
Interest expense	(4,344)	(3,580)	(2,671)
Government grants	201,332	226,552	169,007
Other income, net	120	2,088	1,558

Total other income, net	197,108	225,060	167,894

INCOME/(LOSS) BEFORE INCOME TAXES	20,669	(391,208)	(291,843)
Income tax expense	-	(7)	(5)

NET INCOME/(LOSS)	20,669	(391,215)	(291,848)

The accompanying notes are an integral part of these financial statements.

F-3

SIMPLY SAKAL PTE. LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares			Accumulated	Total shareholders’
	No. of shares	Amount	To be issued	deficit	equity
		SGD	SGD	SGD	SGD

Balance, January 1, 2021	245,098	215,001	-	(214,537)	464

Net income	-	-	-	20,669	20,669

Ordinary shares to be issued	-	-	500,000	-	500,000

Balance, December 31, 2021	245,098	215,001	500,000	(193,868)	521,133

Issuance of common shares for cash	105,042	1,568,000	(500,000)	-	1,068,000
Net loss	-	-	-	(391,215)	(391,215)
Balance, December 31, 2022	350,140	1,783,001	-	(585,083)	1,197,918

Balance, December 31, 2022 (USD)	350,140	1,330,119	-	(436,473)	893,646

The accompanying notes are an integral part of these financial statements.

F-4

SIMPLY SAKAL PTE. LTD.

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2022
	SGD	SGD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	20,669	(391,215)	(291,848)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense of property and equipment	8,662	12,221	9,118
Amortization expenses of right-of-use assets	28,325	43,849	32,711
Amortization expenses of intangible assets	8,588	77,955	58,154
Loss on disposal assets	-	3,140	2,342
Gain on disposal of right-of-use assets	-	(350)	(261)
Interest income from short-term loan to director	-	(967)	(721)
Changes in assets and liabilities:
Accounts receivable, net	(310,532)	58,870	43,917
Prepayments	(4,296)	2,024	1,510
Deposits	(14,869)	27	20
Accounts payable	(6,601)	9,796	7,308
Deferred government subsidies	35,416	(8,354)	(6,232)
Accrued liabilities and other payables	39,553	7,627	5,690
Tax payable	28,335	19,808	14,777
Operating lease	(27,770)	(43,764)	(32,646)
NET CASH USED IN OPERATING ACTIVITIES	(194,520)	(209,333)	(156,161)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(15,170)	(20,517)	(15,306)
Purchase of intangible assets	(147,003)	(268,088)	(199,994)
Short-term loan to a director	-	(100,000)	(74,600)
NET CASH USED IN INVESTING ACTIVITIES	(162,173)	(388,605)	(289,900)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from common shares issued for cash	500,000	1,068,000	796,728
Advance from/(Repayment to) related parties	131,733	(119,104)	(88,852)
Proceeds from the bank loans	190,000	-	-
Repayment of the bank loans	(36,932)	(49,784)	(37,139)
NET CASH PROVIDED BY FINANCING ACTIVITIES	784,801	899,112	670,737

NET CHANGE IN CASH AND BANK BALANCES	428,108	301,174	224,676

CASH AND BANK BALANCES AT BEGINNING OF PERIOD	15,395	443,503	330,853

CASH AND BANK BALANCES AT PERIOD END	443,503	744,677	555,529

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
Interest received	-	-	-
Interest expense	(4,344)	(3,580)	(2,671)
Income tax paid	-	(7)	(5)

The accompanying notes are an integral part of these financial statements.

F-5

SIMPLY SAKAL PTE. LTD.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Simply Sakal Pte. Ltd. (“Simply” or the “Company”) is a company incorporated on January 4, 1995 under the laws of Singapore. The Company was first established as Ace Acres Pte. Ltd. on January 4, 1995, and changed its name to Aces Assets Management Pte. Ltd. on June 26, 2013. On February 5, 2020, Aces Assets Management Pte. Ltd. was acquired by Sakal Real Estate Partners Pte. Ltd.. The Company was renamed as Simply Sakal Pte. Ltd. on March 16, 2020.

The company primarily engages in the provision of estate management services for residential, commercial and industrial real estate in Singapore.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s financial statements include, but not limited to, impairment of long-lived assets, deferred taxes and uncertain tax position, and allowance for expected credit losses. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Foreign currency translation and transaction

The accompanying financial statements are presented in the Singapore Dollars (“SGD” or “S$”), which is the functional and reporting currency of the Company.

In the financial statements, the financial information of the Company has been translated into SGD. Assets and liabilities are translated at the exchange rates on the balance sheet date, and expenses are translated at spot rates.

F-6

The following table outlines the currency exchange rates that were used in creating the financial statements in this report:

	December 31, 2021	December 31, 2022
Year-end spot rate	SGD1.00 = USD0.7396	SGD1.00 = USD0.7460
Average rate	SGD1.00 = USD0.7442	SGD1.00 = USD0.7241
Year-end spot rate	SGD1.00 = VND16,838.2	SGD1.00 = VND17,612.7
Average rate	SGD1.00 = VND17,071.0	SGD1.00 = VND16,981.0

Convenience translation

Translations of balances in the balance sheets, statements of income, statements of changes in shareholders’ equity and statements of cash flows from SGD into USD as of December 31, 2022 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7460, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Cash and bank balances

Cash and bank balances primarily consist also consist of petty cash and funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdrawal. The Company maintains all of its bank accounts in Singapore.

Accounts receivable and allowance for expected credit losses

Accounts receivable include trade accounts due from clients. Accounts are considered overdue after 30 days. Management reviews its receivables on a regular basis to determine if the expected credit losses is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual client exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2021 and 2022, no allowance was deemed necessary by the Company.

Prepayments

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided and prepaid rent. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2021 and 2022, no allowance was deemed necessary.

F-7

Deposits

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Expected useful lives
Leasehold improvements	lesser of lease term or expected useful life
Office equipment	5 years
Furniture and fittings	5 years
Computers	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets

The Company recognizes intangible assets that primarily consist of the cost of internally developed software, which are carried at cost less accumulated amortization. Such amortization is recorded on a straight-line basis over the estimated useful lives of 5 years. Capitalization of the costs of the internally developed software includes the costs associated with its development, upgrades and enhancement costs incurred in their respective period. Amortization for the internally developed software is recognized in cost of revenue. Capitalization of acquired software are carried at their acquisition costs, and amortization of the acquired software is recognized in depreciation and amortization expenses.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021 and 2022, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

F-8

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

Effective January 1, 2020, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to January 1, 2020. The effect from the adoption of ASC Topic 606 was not material to the Company’s financial statements.

The five-step model defined by ASC Topic 606 requires the Company to:

(1) identify its contracts with customers;

(2) identify its performance obligations under those contracts;

(3) determine the transaction prices of those contracts;

(4) allocate the transaction prices to its performance obligations in those contracts; and

(5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company have utilized the allowable practical expedient in the accounting guidance and elected not to capitalize costs related to obtaining contracts with customers with durations of less than one year. We do not have significant remaining performance obligations.

The Company derives its revenues from two sources: (1) estate management services, and (2) revenue from other services.

1)	Estate management services

The Company earns estate management services revenue from Management Corporate Strata Titles (MCSTs) by being appointed as the Managing Agent for the respective estates to provide routine management, administration and secretarial services, accounting and finance management, and the operation and maintenance of the estates. Management believes that the estate management services are integrated services, and it is impractical to assess standalone value to each service; accordingly, the estate management services should be considered as single performance obligation. In consideration of the services provided by the Company, the MCSTs pay a monthly fee to the Company. The contract is a fixed contract with a fixed fee over the contractual period. The monthly management fee of individual estate vary depending on the size of the estates and the scope of the services required. Estate management revenue primarily contains an ongoing performance obligation that is satisfied upon the end of each calendar month, at which point the monthly fee is earned. The revenue is recognized over time based on the fixed contract fee over the contractual period. The Company is considered to be the principal as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the estate management services pursuant to the estate management service contracts it signed with the MCSTs. Typical payment terms set forth in the invoice are within 30 days.

2)	Other services

The Company generates revenues from other services such as providing of additional manpower which are usually in ad-hoc basis, certification of documents, disbursements, marketing initiatives and others that to be completed in a short-term period. Service fees for other services are generally recognized at the point in time when services are provided. Typical payment terms set forth in the invoice are within 30 days.

F-9

Cost of revenue

Cost of revenue consists primarily of amortization expense of software, personnel costs (including base pay and benefits), Central Provident Fund contribution and other costs associated with the provision of the estate management services on the sites.

Employee compensation

Singapore

(1)	Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Government grant

Government grants are not recognized until there is a reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets (including property, plant and equipment) are recognized as deferred income in the balance sheet and transferred to operations and comprehensive income on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the company with no future related costs are recognized in profit or loss in the period in which they become receivable.

The Company received S$37,990 in 2021 in government grants from the Singapore Government for the purchase and use of accounting software, which was recognized as deferred income. The carrying amounts were S$ 35,416 and S$27,062 for the years ended December 31, 2021 and 2022, respectively.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. Management has determined that the Company operates in a single segment because there is only one Chief Operating Decision Maker (“CODM”) for the Company who sits the Company’s Chief Executive Officer. Operating and financial metrics are applied to the entire Company as a whole because there is only one segment. In the event that the Company determines that there is more than one segment, the Company will disclose how it has determined there is more than one segment and disclose the relevant metrics for measurement of performance.

Leases

The Company adopted ASC 842 on January 1, 2019. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

F-10

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended December 31, 2021 and 2022. The Company had no uncertain tax positions for the years ended December 31, 2021 and 2022. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Related party transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and bank balances and account receivable. The Company place its cash and bank balances with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service clients. The Company conducts credit evaluations of clients, and generally does not require collateral or other security from the clients. The Company establish an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific clients.

Concentration of customers

As of December 31, 2022, two clients who are MCSTs, accounted for 11.0 % and 11.0% of the account receivables, respectively.

As of December 31, 2021, three clients who are MCSTs, accounted for 25.9%, 16.1% and 11.4% of the account receivables, respectively.

F-11

For the year ended December 31, 2022, one client who is an MCST accounted for 10.1% of the total revenue.

For the year ended December 31, 2021, two clients who are MCSTs accounted for 24.5% and 23.1% of the total revenue, respectively.

Concentration of vendors

For the years ended December 31, 2021 and 2022, no vendor has accounted for more than 10% of the total expenditure and none of the vendors consisted of more than 10% of account payable for the respective year.

Recent accounting pronouncement

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jump start Our Business Start-ups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU 2019-11 amendment provides clarity and improves the codification to ASU 2016-03. The pronouncement would be effective concurrently with the adoption of ASU 2016-03. The pronouncement is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. In February 2020, the FASB issued ASU No. 2020-02, which provides clarifying guidance and minor updates to ASU No. 2016-13 – Financial Instruments – Credit Loss (Topic 326) (“ASU 2016-13”) and related to ASU No. 2016-02 – Leases (Topic 842). ASU 2020-02 amends the effective date of ASU 2016-13, such that ASU 2016-13 and its amendments will be effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intrapetrous allocation when there is gain in discontinued operations and a loss from continuing operations, and 6) treatment of franchise taxes that are partially based on income. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

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In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables-Non-refundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for fiscal years beginning after December 15, 2021 and fiscal years beginning after December 15, 2022. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for the Company for fiscal years beginning after December 15, 2021 and fiscal years beginning after December 15, 2022.The amendments in this Update should be applied retrospectively. The Company does not expect the adoption of this standard to have a material impact on its audited financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of operations and comprehensive loss and statements of cash flows.

Note 3 – Revenues

Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenues remains substantially unchanged. There were no cumulative effect adjustments made to the contracts in place prior to January 1, 2019. The effect from the adoption of ASC Topic 606 was not material to the Company’s financial statements.

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s customers in an amount that reflects the consideration to which the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

Disaggregation of revenue

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
Revenue by service type
Estate management services	1,431,768	2,513,219	1,874,862
Other services	243,271	133,921	99,904
Total operating revenue	1,675,039	2,647,140	1,974,766

Revenue by timing of revenue
Services transferred over time	1,431,768	2,513,219	1,874,862
Services transferred at a point in time	243,271	133,921	99,904
Total operating revenue	1,675,039	2,647,140	1,974,766

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Note 4 – Accounts receivable, net

Accounts receivable consist of the following:

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
Accounts receivable	346,509	287,639	214,579
Expected credit loss	-	-	-
Accounts receivable, net	346,509	287,639	214,579

Aging analysis

As of the end of each of the financial year, the aging analysis of accounts receivable based on the invoice date is as follows:

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
Within 30 days	299,464	279,963	208,853
Between 31 and 60 days	47,045	7,204	5,374
Between 61 and 90 days	-	-	-
More than 90 days	-	472	352
Total accounts receivable, net	346,509	287,639	214,579

Note 5 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
At cost:
Office furniture and fittings	3,428	1,800	1,343
Office equipment	34,660	30,901	23,052
Leasehold improvements	4,401	4,401	3,283
Total	42,489	37,102	27,678
Accumulated depreciation	(22,447)	(11,904)	(8,880)
Property and equipment, net	20,042	25,198	18,798

Depreciation expenses for the years ended December 31, 2021 and 2022 amounted to S$8,662 and S$12,221 (US$9,118) respectively.

No impairment loss had been recognized for the years ended December 31, 2021 and 2022, respectively.

Note 6 – Intangible assets, net

The following table provides additional information regarding the intangible assets:

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
Software	133,673	401,761	299,714
Less: accumulated amortization	(4,707)	(77,923)	(58,130)
Software, net.	128,966	323,838	241,584

Acquired software	23,695	23,695	17,676
Less: accumulated amortization	(4,918)	(9,657)	(7,204)
Acquired software, net	18,777	14,038	10,472

Intangible assets, net	147,743	337,876	252,056

Weighted average remaining useful life	4 years	3 years	3 years

Amortization expenses for the years ended December 31, 2021 and 2022 amounted to S$8,588 and S$77,955 (US$58,154), respectively.

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Note 7 – Bank loans

Outstanding balances of bank loans consist of the following:

Bank Name	Drawn/ Maturities	Interest Rate	Collateral/Guarantee	December 31, 2021 SGD	December 31, 2022 SGD	December 31, 2022 USD
UOB Business Loan	January 2021 /January 2026	2.25%	Guaranteed by Kwan Cho Ching Joe, Ming Kok Wah, and Chong Jia Gen Kenneth, Directors of the Company	156,738	119,670	89,274
DBS Temporary Bridging Loan	August 2020/September 2023	2.50%	Guaranteed by Chong Jia Gen Kenneth, Directors of the Company	26,330	13,614	10,156
Total				183,068	133,284	99,430
Bank loans, current portion				49,812	51,525	38,438
Bank loans, non-current portion				133,256	81,759	60,992

Interest expense for the years ended December 31, 2021 and 2022 amounted to S$4,344 and S$3,580 (US$2,671) respectively.

The maturities schedule is as follows:

Twelve months ending December 31,

	SGD	USD

2023	51,525	38,438
2024	38,779	28,925
2025	39,649	29,578
2026	3,337	2,489
Total	133,284	99,430

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Note 8 – Accrued liabilities and other payables

The components of accrued expenses and other payables are as follows:

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD

Accrued payroll and welfare	58,769	65,759	49,056
Accrued expenses*	5,153	5,390	4,021
Other payables	400	800	597
Total accrued liabilities and other payables	64,322	71,949	53,674

* Accrued expenses mainly consist of accrual of professional service fees and cost incurred yet to bill.

Note 9 – Related party balances and transactions

Nature of relationships with related parties

Related parties	Relationship
Chong Jia Gen Kenneth	Shareholder, Director, Chief Executive Officer
Sakal Real Estate Partners Pte. Ltd.	Shareholder
Narendra Patel	Shareholder
Ming Kok Wah	Director
Kwan Cho Ching Joe	Director

Related party balances

Transaction nature	Name		2021	2022	2022
			SGD	SGD	USD
Short-term loan	Chong Jia Gen Kenneth	(i)	-	100,967	75,321

Amount Due to	Sakal Real Estate Partners Pte. Ltd.	(ii)	45,734	12,628	9,421
	Chong Jia Gen Kenneth	(iii)	61,998	-	-
	Ming Kok Wah	(iv)	12,000	-	-
	Kwan Cho Ching Joe	(v)	12,000	-	-

(i) The amount relates to a loan extended to one of Simply’s shareholders and directors, Chong Jia Gen Kenneth, on July 7, 2022, with a principal amount of S$100,000 and the interest rate of 2% per annum. The loan was approved by ordinary resolution at the Extraordinary General Meeting of Simply, and the loan has been repaid to Simply as of August 7, 2023.

(ii) The amount due to Sakal Real Estate Partners Pte. Ltd. in 2021 relates to a S$50,000 advances to fund the ongoing operation of Simply, an amount of S$8,334 relates to payments made by Simply on behalf of Sakal Real Estate Partners Pte. Ltd., and a S$4,068 payable for the provision of outsourced manpower by Sakal Real Estate Partners Pte. Ltd. to Simply Sakal Pte. Ltd.. The amount due to Sakal Real Estate Partners Pte. Ltd. in 2022 relates to the outstanding amount to be paid for the provision of corporate advisory and management services by Sakal Real Estate Partners Pte. Ltd. to Simply Sakal Pte. Ltd. at S$4,000 per month excluding GST.

(iii) The amount due to Chong Jia Gen Kenneth of $61,998 in 2021 consists of S$50,000 advances to fund the ongoing operation of Simply, and a S$12,000 director fee payable for the financial year of 2021, and offset by a S$2 overclaimed petty cash. The amount of director fee payable was fully paid in 2022.

(iv) The amount due to Ming Kok Wah of S$12,000 was the director fee payable for the financial year of 2021, and the amount was fully paid in 2022.

(v) The amount due to Kwan Cho Ching Joe of S$12,000 was the director fee payable for the financial year of 2021, and the amount was fully paid in 2022.

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Related party transactions

Transaction nature	Name		2021	2022	2022
			SGD	SGD	USD
Advisory Services provided by	Sakal Real Estate Partners Pte. Ltd.	(i)	4,921	21,500	16,039

(i) The amount relates to the provision of corporate advisory and management services by Sakal Real Estate Partners Pte. Ltd. to Simply Sakal Pte. Ltd. at S$4,000 per month excluding GST.

All transactions’ price through an arms’ length arrangement.

Note 10 – Income taxes

Singapore

Simply Sakal Pte. Ltd. is incorporated in Singapore and is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Net operating loss will be carried forward indefinitely under Singapore profits tax regulation subject to tax authority’s review. In 2020, the Company underwent a substantial change in shareholding as explained in Note 1, which may not allow the Company to claim the unutilized losses for the periods in and before 2020. As of December 31, 2021 and 2022, the Company did not generate net taxable income to utilize net operating loss, which will carry forwards to offset future taxable income.

The components of loss before income taxes were comprised of the following:

	December 31, 2021	December 31, 2022	December 31, 2022
	SGD	SGD	USD
Singapore	20,669	(391,208)	(291,841)
Loss before income taxes provision	20,669	(391,208)	(291,841)

It is not probable that future taxable profit will be available to utilize the net operating loss, therefore no deferred tax assets is recognized.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2021 and 2022 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022.

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Note 11 – Equity

Shares to be issued

The shares to be issued of S$500,000 relates to the advances from Narendra Patel for the share subscription of Simply, the shares were issued and allotted subsequently in 2022 and the amount was used to satisfy the fulfillment of the share issuance, and the amount was recognized in the share capital in 2022.

Ordinary shares

The Company was established under the laws of Singapore, The Company only has one single class of ordinary shares that are accounted for as permanent equity. As of December 31, 2022, the Company has issued 350,140 shares.

Note 12 – Commitment and Contingencies

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has two property lease agreements with lease terms ranging two years and three years, respectively. The Company also has one lease for the rental of a motor vehicle with a lease term of two years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

For the years ended December 31, 2021, and 2022, there were no rent expenses for the short term lease.

The Company’s commitment for minimum lease payments under the operating lease that is within twelve months as of December 31, 2022, as follow:

Twelve months ending December 31,	Minimum lease payment
2023	25,540
2024	11,200
2025	-
2026	-
2027 and thereafter	-
Total future lease payment	36,740
Amount representing interest	(571)
Present value of operating lease liabilities	36,169
Less: current portion	25,050
Long-term portion	11,119

The following summarizes other supplemental information about the Company’s operating lease as of December 31, 2022:

Incremental borrowing rate	2.25%
Remaining lease terms (years)	1.7 years

Note 13 – Subsequent events

The Company has assessed all events from December 31, 2022 up to December 11, 2023, unless as disclosed below, there are not any material subsequent events that require disclosure in these financial statements.

On October 6, 2023, Ohmyhome (BVI), a wholly owned subsidiary of the Company, entered into an SPA with the Simply Sellers, pursuant to which Ohmyhome (BVI) acquired 350,140 issued and fully paid-up ordinary shares of Simply from the Simply Sellers, representing 100% of the total number of issued shares in the capital of Simply, for the Total Consideration. Simply is a tech-enabled property management company in Singapore. On October 6, 2023, the Company paid the first tranche of the Cash Consideration and issued 171,384 Ordinary Shares to the Simply Sellers, in accordance with the terms of the SPA.

With effect from November 8, 2023, the name of the Company was changed from Simply Sakal Pte. Ltd. to Ohmyhome Property Management Pte. Ltd.

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